EXHIBIT 8.1

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation

1. Easy Park Ltd	Israel

2. Easy Park Israel Ltd.	Israel

3. Soft Chip Technologies (3000) Ltd.	Israel

4. Soft Chip Israel Ltd.	Israel

5. OTI America, Inc.	Delaware, United States of America

6. InSeal SAS	France

7. OTI Africa (Pty) Ltd.	South Africa

8. ASEC Spolka Akcyjna	Poland

9. Millennium Cards Technology Limited	Hong Kong, China

10. OTI Panama S.A.	Panama

11. InterCard Systemelectronic GmbH	Germany

12. PARX Ltd.	Israel

13. PARX France	France

14. Digoti Ltd.	Israel

15. Otignia LLP.	Israel

16. OTI Tanzania, Ltd.	Tanzania